Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements

($ In Millions)

	Three Months Ended	Six Months Ended
	6/30/2012	6/30/2012
Excluding Interest on Deposits:
Fixed Charges:
Interest Expense (excluding interest on deposits)	$77	$161
One-Third of Rents, Net of Income from Subleases	7	14
Preferred Stock Dividends	9	18

Total Fixed Charges	$93	$193

Earnings:
Income Before Income Taxes	$565	$1,168
Fixed Charges—Excluding Preferred Stock Dividends	84	175

Total Earnings	$649	$1,343

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	6.98x	6.96x

Including Interest on Deposits:
Fixed Charges:
Interest Expense	$132	$274
One-Third of Rents, Net of Income from Subleases	7	14
Preferred Stock Dividends	9	18

Total Fixed Charges	$148	$306

Earnings:
Income Before Income Taxes	$565	$1,168
Fixed Charges—Excluding Preferred Stock Dividends	139	288

Total Earnings	$704	$1,456

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	4.76x	4.76x